November 26, 2014

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Jennifer Gowetski, Senior Counsel

Re:    NorthStar/RXR New York Metro Income, Inc.
Draft Registration Statement on Form S-11
Submitted March 31, 2014
File No. 377-00543
Dear Ms. Gowetski:
On behalf of NorthStar/RXR New York Metro Income, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of the Company’s Registration Statement on Form S-11 (the “Registration Statement).
The Registration Statement includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Ronald J. Lieberman, Esq. of the Company, dated July 17, 2014 (the “Comment Letter”), relating to the draft amendment (“Amendment No. 1”) to the above-referenced draft Registration Statement confidentially submitted to the Commission on June 26, 2014. This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.
For the Staff’s convenience, the Company is providing the Staff with four copies of the Registration Statement, which have been marked to indicate the location of changes from Amendment No. 1, together with four copies of this response letter as filed with the Commission. All page numbers referenced in this response letter refer to the page numbers in the enclosed marked copies of the Registration Statement.

General

1.
We note your response to comment 3 of our letter dated April 24, 2014, and we will continue to monitor. Please note that we will not be in a position to declare your filing effective until we have had an opportunity to review such materials.

Response:
The Company advises the Staff that the Company provided the supplemental materials by letter to Jerard Gibson dated August 20, 2014. The Company acknowledges that the Commission will not be in a position to declare the Company’s filing effective until the Commission has had an opportunity to review the materials.

Ms. Jennifer Gowetski
November 26, 2014

Prospectus Summary
Investment Strategy, page 5

2.	Please briefly revise to include your target leverage.
Response:
In response to the Staff’s comment, the Company revised the disclosure on page 7 of the Registration Statement to include the Company’s target leverage.
Our Sponsors, page 6

3.
We note from the chart at the bottom of page 6 that the primary strategy of your sponsors appears to be commercial real estate debt. We further note that a majority of your capital will be invested in commercial real estate. Please briefly revise to distinguish your sponsors’ past strategy and experience. In addition, please revise your summary risk factors, as applicable.

Response:
The Company advises the Staff that the management team of NorthStar Asset Management Group Inc. (“NSAM”) has substantial experience in commercial real estate and commercial real estate-related investments. As of September 30, 2014, adjusted for acquisitions and agreements to purchase through November 7, 2014, NorthStar Realty Finance Corp. (“NRF”), one of NSAM’s managed companies, owns approximately $11.7 billion in commercial real estate assets, or approximately 71.0% of NRF’s $16.4 billion in total investments. The Company revised the disclosure on page 9 of the Registration Statement to provide additional information regarding NRF’s holdings in commercial real estate.
In addition, the Company notes that the Company’s sub-advisor, subject to the terms of the advisory agreement between the advisor and the Company and the sub-advisory agreement among the Company, the advisor and the sub-advisor, will be responsible for the Company’s investment activity, including identifying, acquiring and managing the Company’s investments as well as providing disposition services for property assets. As disclosed in the “Management” section of the Registration Statement, the sub-advisor’s management team has significant and substantial experience in identifying, acquiring and managing commercial real estate. Furthermore, as disclosed on page viii of the Registration Statement, as of September 30, 2014, the Company’s other sponsor, RXR Realty LLC, had $9.3 billion of assets under management, including 91 investments encompassing 20.0 million square feet located in the New York metropolitan area, adjusted for acquisitions through October 22, 2014.
The Company believes that the combined experience of the Company’s co-sponsors will lead to investment opportunities consistent with its investment objectives and allow the Company to meet its strategic objectives. Accordingly, the Company does not believe that any additional disclosures or revisions are necessary to the summary risk factors concerning NSAM’s and RXR’s past strategy and experience.
Prior Performance Summary, page 142

4.
We note your responses to comments 35 and 36 of our letter dated April 24, 2014 and will continue monitor for your supporting documentation. Please note that we continue to evaluate such information. We may have further comment.

Response:
The Company advises the Staff that it will supplementally provide the Staff with a summary of the calculations with respect to comment 35. The Company further advises the Staff that the Company provided a summary of the calculations with respect to comment 36 by letter to Jerard Gibson dated July 11, 2014.

Ms. Jennifer Gowetski
November 26, 2014

5.
We note your revised disclosure on page 154 regarding total returns of unaffiliated entities in your prior performance. Please revise to omit such information or provide us a detailed analysis regarding your basis for including returns of unaffiliated entities as well as how such information is relevant and appropriate for your prior performance disclosure. To the extent you provide an analysis, please include, without limitation, how you chose these peers for comparison, how you calculated such returns and why the time period selected is relevant.

Response:
In response to the Staff’s comment, the Company removed the disclosure regarding total returns of unaffiliated entities on pages 151 and 152 of the Registration Statement.

6.
We note your disclosure on page 159 regarding distribution yield. Please explain to us whether the yield calculation includes the return of capital and, if so, how you determined it was appropriate to include such disclosure. In addition, please provide to us the average stock price to provide context to footnote (3). We may have further comment.

Response:
In response to the Staff’s comment, the Company removed the disclosure regarding distribution yield on pages 158 and 159 of the Registration Statement.

7.
We continue to note your disclosure regarding expected yields on page 137 and your disclosure regarding IRR on page 140 for a subset of investments. Please revise to remove such disclosure or advise. Please note expected returns or incomplete returns do not appear appropriate in your prior performance disclosure.

Response:
In response to the Staff’s comment, the Company removed the disclosure regarding expected yield on page 161 of the Registration Statement. With respect to the disclosure concerning the IRR for the investments realized by RXR Real Estate Opportunity Fund II, L.P. (the “RXR Opportunity Fund”), the Company respectfully advises the Staff that these returns relate to all of RXR Opportunity Fund’s realized investments as of December 31, 2013, which the Company believes are appropriate and useful to potential investors to include in the Registration Statement as they reflect RXR Realty LLC’s ability to successfully generate returns commensurate with the Company’s targeted returns. The Company will supplementally provide the Staff with a summary of these calculations.
Financial Statements
Notes to Consolidated Balance Sheet, page F-4

8.
After the Class C shares are sold in the primary offering, please tell us how you will account for the Distribution and Shareholder Servicing Fee related to these Class C shares. Specifically, tell us if you will accrue the entire fee initially, or if you will accrue the fee quarterly or annually. Please tell us if the fee is still required to be paid on any Class C shares that are redeemed during the first six years. Please reference the authoritative accounting literature management relied upon.

Ms. Jennifer Gowetski
November 26, 2014

Response:
The Company advises the Staff that it has determined to not offer Class C and Class I shares at this time and that all references thereto contained in the Registration Statement have been removed. In addition, all references to Class A Shares have been changed to refer to shares of common stock.
Note 3. Related Party Arrangements, page F-6
Selling Commission and Dealer Manager Fees, page F-7

9.	Please revise your footnotes to disclose the dealer manager fee for Class I shares.
Response:
As noted in the Company’s response to Comment 8 above, the Company advises the Staff that it has determined to not offer Class I shares at this time and that all references thereto contained in the Registration Statement have been removed.
Annex B

10.
We note your statement in the first paragraph on page 1 that you have assumed that all of the representations and statements set forth in such documents are true, accurate and complete. Please revise to clarify that representations and statements in the Representation Letter relate solely to factual matters or advise.

Response:
In response to the Staff’s comment, the first paragraph of the form of Greenberg Traurig LLP’s opinion regarding certain tax matters (“GT Opinion”) has been revised as requested. A revised draft of the GT Opinion has been filed as Exhibit 8.1 to the Registration Statement.
* * *
If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.
Sincerely,

/s/ Joseph A. Herz
Joseph A. Herz

cc:	Ronald J. Lieberman, Esq., NorthStar/RXR New York Metro Income, Inc.
Mr. Brett Klein, NorthStar/RXR New York Metro Income, Inc.
Judith D. Fryer Esq., Greenberg Traurig, LLP